Exhibit 99.3

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities of KANZHUN LIMITED (the “Company”). Prospective investors should read the listing document dated December 16, 2022 (the “Listing Document”) issued by the Company for detailed information about the Company.

The Company is controlled through weighted voting rights. Prospective investors should be aware of the potential risks of investing in a company with a WVR structure, in particular that the WVR Beneficiary, whose interests may not necessarily be aligned with those of our Shareholders as a whole, will be in a position to exert significant influence over the outcome of Shareholders’ resolutions, irrespective of how other Shareholders vote. For further information about the risks associated with our WVR structure, please refer to the section headed “Risk Factors-Risks Relating to Our Shares and Our ADSs” of the Listing Document. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings as those defined in the Listing Document.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

LISTING BY WAY OF INTRODUCTION

ON THE MAIN BOARD OF

THE STOCK EXCHANGE OF HONG KONG LIMITED

Previous trading day trading information in respect of the ADSs on the Nasdaq,

inventory to be held by Designated Dealer and number of Class A ordinary shares to be transferred to Hong Kong prior to the Listing

Joint Sponsors

The Company issues this announcement to provide details of the previous trading day trading information in respect of the ADSs on the Nasdaq.

Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the formal notice dated December 16, 2022 (the “Formal Notice”), the announcement regarding recent trading information in respect of the ADSs on the Nasdaq and Designated Dealer’s and Alternate Designated Dealer’s respective designated dealer identity number dated December 19, 2022 (the “December 19 Announcement”) and the announcement regarding previous trading day trading information in respect of the ADSs on the Nasdaq dated December 20, 2022 (the “December 20 Announcement”) issued by the Company before deciding to invest in the Class A ordinary shares or the ADSs.

INTRODUCTION

We refer to the Listing Document, the Formal Notice, the December 19 Announcement, the December 20 Announcement issued by the Company.

As at December 19, 2022, there are 863,645,906 ordinary shares issued and outstanding, comprising of 722,815,505 Class A Ordinary Shares and 140,830,401 Class B Ordinary Shares (excluding the 26,507,598 Class A Ordinary Shares issued to the Depositary for bulk-issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Share Incentive Plans).

PREVIOUS TRADING DAY TRADING INFORMATION IN RESPECT OF THE ADSS ON THE NASDAQ

As disclosed in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Investor Education – Arrangements involving our Company and the Joint Sponsors” in the Listing Document, the Company and the Joint Sponsors will cooperate to inform the investor community in Hong Kong of, among other things, the recent trading information about the Company.

The following table sets out certain trading information in respect of the ADSs (each representing two Class A Ordinary Shares) on the Nasdaq, including the daily high, low, closing price and trading volume, for December 20, 2022, being the trading day of the Nasdaq immediately before the date of this announcement:

ADS Price
As % of
total
							Trading	issued
Date	Day high		Day low		Closing Price		Volume	shares(1)
		Equivalent		Equivalent		Equivalent	(in
		to HK$		to HK$		to HK$	millions)
	USD	per share	USD	per share	USD	per share	(ADSs)
December 20, 2022	19.38	150.56	18.60	144.50	19.25	149.55	1.20	0.28%

Note:

(1)       Calculated based on the number of total issued and outstanding shares as of December 19, 2022.

Such trading information is provided further to the disclosure in the section headed “Market Arrangements to Facilitate Dealings in Hong Kong” in the Listing Document and is for reference purpose only. The trading price of the Class A Ordinary Shares on the Hong Kong Stock Exchange following the Listing may not be the same as, and may differ from, the trading price of the ADSs on the Nasdaq. Prospective investors should refer to the Listing Document (including the section headed “Risk Factors” contained in the Listing Document), the Formal Notice, the December 19 Announcement, the December 20 Announcement issued by the Company before deciding to invest in the Class A Ordinary Shares or the ADSs.

As stated in the section headed “Expected Timetable” in the Listing Document, the Company will release further announcement on the websites of the Hong Kong Stock Exchange and the Company not later than 8:30 a.m., Hong Kong time, on December 22, 2022 to disclose, among other things, the then previous trading day closing price of the ADSs on the Nasdaq.

INVENTORY TO BE HELD BY DESIGNATED DEALER

The Designated Dealer, Goldman Sachs (Asia) Securities Limited, has built a sufficient inventory of securities in Hong Kong to enable it to carry out trading activities during the Designated Period (i.e. from 9:00 a.m., Hong Kong time, on December 22, 2022 to 4:10 p.m., Hong Kong time, on January 20, 2023). As of the date of this announcement, the inventory of securities borrowed and to be held by the Designated Dealer and its affiliates amounts to a total of 18,019,352 Class A Ordinary Shares, representing approximately 2.5% of the Class A ordinary shares in issue immediately upon Listing (excluding the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Share Incentive Plans). See the section headed “Market Arrangements to Facilitate Dealings in Hong Kong – Bridging Arrangements” in the Listing Document for further details of the bridging and liquidity arrangements.

INFORMATION ON SHARES TO BE TRANSFERRED TO HONG KONG PRIOR TO THE LISTING

The 542,354,422 Class A ordinary shares held by Citibank, N.A., the depositary of the Company (the “Depositary”), will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong share register before 9:00 a.m. on the Listing Date (Hong Kong time). Holders of ADSs should give instruction to the Depositary if they wish to cancel their ADSs (and the applicable ADR(s) if the ADSs are held in certificated form) and receive Class A Ordinary Shares tradable on the Hong Kong Stock Exchange. See the section headed “Information about this Document and the Introduction – Conversion between Class A ordinary shares trading in Hong Kong and ADSs” in the Listing Document for further details.

As at December 20, 2022, being the latest practicable time for the purpose of ascertaining the relevant information before the issue of this announcement, the Company has given instructions to the effect that (i) 542,354,422 Class A Ordinary Shares (representing approximately 75.03% of the total number of issued Class A ordinary shares upon Listing, excluding the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Share Incentive Plans) held by the Depositary will be removed from the principal share register in the Cayman Islands and entered into the Hong Kong share register and (ii) a total of 560,373,774 Class A Ordinary Shares (representing approximately 77.53% of the total number of issued Class A Ordinary Shares upon Listing, excluding the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuance upon the exercise or vesting of awards granted under the Share Incentive Plans and including the Class A ordinary shares represented by the ADSs to be removed) will be registered on the Hong Kong share register, before 9:00 a.m. on the Listing Date (Hong Kong time).

Dealings in the Class A ordinary shares on the Hong Kong Stock Exchange are expected to commence on Thursday, December 22, 2022.

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Executive Director, Chairman and Chief Executive Officer

Hong Kong, December 21, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang, and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun, and Mr. Yusheng Wang as the independent non-executive directors.

For the purpose of illustration only, USD is translated into HK$ at the rate of USD1.00 = HK$7.7690. No representation is made that any amount in USD or RMB has been or could be converted at the above rate or at any rates or at all.

4